Exhibit 99.1

PRESS RELEASE

Cascades Inc.	Telephone: 819-363-5100
404 Marie-Victorin Blvd., P.O. Box 30	Fax: 819-363-5155
Kingsey Falls, Quebec J0A 1B0
Canada
www.cascades.com

CASCADES ACQUIRES CONTAINERBOARD PACKAGING PLANTS IN

ONTARIO AND INCREASES ITS OWNERSHIP IN GREENPAC

Kingsey Falls, QC, December 4, 2017 – Cascades Inc. (TSX: CAS) announces the acquisition of four plants in Ontario to strengthen its position in the containerboard packaging sector, and the purchase of an ownership position in Tencorr Holdings Corporation (“Tencorr”). The company also announces an increase in its equity holding of the Greenpac Mill LLC (“Greenpac”).

“We are very pleased to expand our presence in Ontario and increase our stake in Greenpac for the second time this year. These transactions align perfectly with our vision and strategy for our containerboard activities,” stated Cascades President and CEO Mario Plourde.

The four following plants were acquired from the Coyle family, and specialize in the manufacturing of boxes and speciality products offering strong growth potential:

-	McLeish Corr-a-Box Packaging & Design – Etobicoke, Ontario
-	Brown Packaging – Burlington, Ontario
-	Coyle Corrugated Containers Inc. – Scarborough, Ontario
-	Coyle Packaging (Peterborough) Ltd. – Peterborough, Ontario

This transaction will allow Cascades to expand its presence in Ontario, to increase its production capacity by 500 million square feet per year, and to strengthen its ability to serve customers in this region. These plants already have procurement agreements with Greenpac, and as such the transaction will have little impact on Cascades’ integration rate.

Cascades has also acquired the Coyle family’s 33% stake in Tencorr, a company specialized in manufacturing sheet stock for box producers.

Furthermore, Cascades has also acquired an additional interest in Containerboard Partners, one of Greenpac’s shareholders, thus increasing its holdings in Greenpac to 66.1% from 62.5%. The Company has been consolidating the Greenpac results since April 2017.

The total cost of the transaction amounts to $49 million, of which $21 million is related to the increased stake in Greenpac and its new position in Tencorr. The containerboard packaging plants were acquired for a consideration of $28 million, including an assumed debt of $4 million, which represents a multiple of 6.5 times the adjusted operating income before depreciation of these operations, and excludes anticipated synergies.

“These new assets will support our growth by providing us with increased capacity and flexibility. This transaction will also enable us to better serve our customers as we will be better positioned to provide them with the packaging solutions they seek. I would also like to welcome all of the employees of these new plants to Cascades,” said Charles Malo, President and Chief Operating Officer of Cascades Containerboard Packaging.

Founded in 1964, Cascades produces, converts and markets packaging and tissue products composed mainly of recycled fibres. The Company employs 11,000 women and men, who work in close to 90 production units in North America and Europe. With its management philosophy, half a century of experience in recycling, and continuous efforts in research and development as driving forces, Cascades continues to deliver the innovative products that customers have come to rely on. Cascades’ shares trade on the Toronto Stock Exchange under the ticker symbol CAS.

Media Hugo D’Amours Vice-President, Communications and Public Affairs Cascades Inc. 819-363-5164 hugo_damours@cascades.com	Information Jennifer Aitken, MBA Director, Investor Relations Cascades Inc. 514-282-2697 jennifer_aitken@cascades.com

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